UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
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        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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CONTENTS

Results of The Extraordinary General Meeting

Radware Ltd. (the "Company") held an Extraordinary General Meeting of Shareholders on May 29, 2025 (the "EGM"). The Company presented one proposal for the shareholders to vote on at the EGM (to approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the president and chief executive officer of the Company), which proposal was not adopted by the requisite shareholder vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: May 30, 2025	By:	/s/ Gadi Meroz
Gadi Meroz
Vice President & General Counsel